Exhibit 99.1

NEWS RELEASE

August 4th, 2021

NAVIGATOR HOLDINGS LTD COMPLETES ON THE TRANSACTION TO MERGE THE FLEET &

BUSINESSES OF ULTRAGAS APS, EFFECTIVE AUGUST 4, TO CREATE THE HANDYSIZED

SEGMENT MARKET LEADER WITH A COMBINED FLEET OF 56 VESSELS

Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS) is pleased to announce that, effective August 4, 2021 (the “Effective Date”), it has entered into the previously announced transaction with Naviera Ultranav Limitada (“Ultranav”) to merge the Ultragas ApS (“Ultragas”) fleet and business activities with Navigator. The transaction unites two leading gas shipping companies, enhancing their safe, reliable, energy and environmentally efficient, marine transport services. The combined fleet of 56 vessels will enhance our capability to provide flexibility, choice and support to our customers.

Key benefits of the transaction

•	The transaction is expected to be accretive compared to Navigator’s standalone budgets, in terms of anticipated revenue, EBITDA and EPS.

•	Broadens the service offering for the combined fleet positioning Navigator to engage new clients and new markets through increased coverage and geographical reach:

○	Ultragas’ fleet, which has a broker assessed value of $529.5 million includes:

◾	seven modern 22,000 cbm semi-refrigerated vessels;

◾	five 12,000 cbm ethylene vessels and;

◾	six gas carriers in the 3,770-9,000 cbm range, which will broaden the service offering for the combined fleet.

•	The combined fleet and increased scale will provide significant cost synergies and efficiencies throughout the business.

•

Navigator maintains its financial strength and a strong balance sheet through the issue of shares in consideration for the 18 vessels, in addition to assuming net debt of approximately $180 million, as well as net working capital, on closing.

•	The combination adds another major shareholder with long-standing experience in the maritime industry, which Navigator believes will benefit all shareholders.

In line with the original terms of the deal, Navigator has issued approximately 21.2 million new shares of its common stock to Ultranav, in consideration for its vessels, less its debt, giving a calculated value of $16.82 per share in Navigator. The combined entity has an aggregate net asset value of approximately $1.3 billion, based on internal/external estimates of the fleet, including an appraised $260 million valuation representing Navigator’s 50% ownership of the Export Terminal Joint Venture at Morgans Point, Texas.

After giving effect to this issuance of new shares of common stock to Ultranav, Navigator has a total of approximately 77 million shares of common stock outstanding, of which Ultranav owns approximately 27.5% and BW Group owns approximately 28.4%.

As of the transaction close, the Board of Directors of Navigator consists of:

•	Mr David J. Butters, Chairman
•	Dr Harry Deans, CEO
•	Mr Andreas Beroutsos
•	Dr Heiko Fischer
•	Mr David Kenwright
•	Mr Alexander Oetker
•	Mr Andreas Sohmen-Pao
•	Mr Peter Stokes
•	Mr Dag von Appen
•	Mr Florian Weidinger

Biographies and information relating to the Board Members of Navigator can be found at https://navigatorgas.com/about-us/#team effective from 4th August 2021.

David Butters, Executive Chairman of the Board of Navigator, commented:

“We are delighted to have completed this exceptional and shareholder accretive transaction at such rapid pace to create an unmatched LPG and petrochemical shipping company in terms of both scale and diversification.

“The Ultragas fleet will significantly strengthen our position in the handysize sector and provide our customers with greater flexibility in transporting smaller parcels in a cost-advantaged basis.”

Dag von Appen, Chairman of the Board of Ultranav, commented:

“Ultragas was founded 60 years ago, and we are very proud to have come this far and are now able to create an unparalleled market leader in the handysize gas carrier segment together with Navigator.”

“We look forward to joining Navigator Gas with its sound values and strong governance which fit well with our mission to be “a partner you can trust” in all respects. We believe this new setup will provide a more competitive service to our customers by increasing flexibility, geographical coverage and access to a modern fleet of 56 vessels.”

Navigator’s results for the third quarter 2021 will incorporate the results of the combined entity with effect from the Effective Date, comprising consolidated income and cash flow statements and a consolidated balance sheet.

Advisors

Watson Farley & Williams LLP and Baker Botts LLP acted as legal advisors for Navigator.

Debevoise & Plimpton LLP acted as legal advisors for Ultragas.

No Offer or Solicitation

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning plans, expectations and objectives of management for future operations or economic performance, or assumptions related thereto, the anticipated synergies of the transaction, the benefits of the transaction to shareholders of Navigator and the valuation of Navigator’s fleet and other assets. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

About Ultragas

Since 1960, Ultragas has been in gas tanker shipping and is today a leading provider of marine transportation of liquefied petroleum and petrochemical gases in the small and handysize segments. Ultragas owns and operates a modern fleet of 18 Liquefied Petroleum Gas Carriers. Commercial management is handled from the office in Copenhagen, and technical management is provided inhouse by UltraShip, a 100% owned subsidiary that is also responsible for approx. 650 officers and crew providing a safe and efficient service to their customers.

About Ultranav Group

Ultranav is a privately owned shipping group with offices in 15 countries. Through eleven business units, Ultranav operates in the market segments of tankers, dry bulk, regional trades in the Americas and towage & offshore. Ultranav operates a global fleet of more than 300 vessels, of which 73 are fully owned. Via Ultratug, Ultranav also operates more than 100 tugs and offshore supply vessels in the Latin American region.

About Navigator Holdings Ltd

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

For further information

Navigator
Investor Relations Department – investorrelations@navigatorgas.com David Butters, Executive Chairman +1 (212) 355 5893 Harry Deans, Chief Executive Officer +44 20 7045 4120

Ultragas
Michael Schroder, Chief Executive Officer Ultragas ApS, +45 6996 2110 Ultranav Raimundo Sanchez, Chief Executive Officer, Ultranav Chile +56 2630 1100